NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT subsidiaries complete P70-M network upgrade” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

June 16, 2010

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT subsidiaries complete P70-M network upgrade”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

June 16, 2010

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT subsidiaries complete P70-M network upgrade”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 16, 2010

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT subsidiaries complete P70-M network upgrade”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: June 16, 2010

Exhibit 1

PLDTpress release

Next Generation Network facilities installed
PLDT subsidiaries complete P70-M network upgrade

MANILA, Philippines, June 16, 2010 – PLDT subsidiaries PLDT Clark Telecom, Inc. and PLDT Subic Telecom, Inc. have completed their P70-million network upgrade using Next Generation Network (NGN) technologies and fiber optics to offer advanced converged voice, data and multimedia services.

“The shift to NGN is in line with our efforts to offer our customers high-capacity broadband data services via fixed lines,” said PLDT President and CEO Napoleon L. Nazareno. “This service best supports multi-media and video services that are increasingly being demanded by both residential and business customers.”

Nazareno added that other benefits of this NGN upgrade are improved quality of service, faster provisioning, and faster service restoration in case of network troubles.

Aside from the traditional voice services, the two companies can now offer a host of data services that include DSL, PLDT Watchpad, i-Gate, leased lines, On-Call, PLDT SNAP, PLDT VOX, Smart Bro, PLDT Shops.work, PLDT SWUP, WeRoam, PLDT Port, PLDT Guardian, Sweet Spots and FasTrack.

NGN is a broad term for a network architecture and technology that encompass voice, video and data communications. With NGN, all information is transmitted as packets of data, just like over the Internet. That means an NGN line is already a high capacity conduit that can offer traditional telephone services, broadband internet, Internet Protocol (IP) TV, and video streaming.

PLDT ClarkTel now has 21 NGN nodes equipped with 6,336 ports, while PLDT SubicTel now has 20 NGN nodes equipped with 5,688 ports. PLDT ClarkTel will complete its P25-million 42-kilometer fiber optic network within Clark by September 2010, while PLDT SubicTel already completed laying down its P19-million 36-kilometer fiber optic cables.

PLDT ClarkTel’s P25-million fiber optic upgrade is on top of the P70-million network upgrade cited earlier.

The fiber optics component of the upgrade is part of PLDT’s Domestic Fiber Optic Network (DFON), the most extensive fiber optic network in the country. The technologies used for DFON include Reconfigurable Optical Add/Drop Multiplexing (ROADM), Dense Wavelength Division Multiplexing (DWDM), Synchronous Digital Hierarchy (SDH), Multi Service Provisioning Platform (MSPP).

Exhibit 1

Nazareno said this upgrade program capitalizes on PLDT’s Digital Fiber Optic Network, which now has a capacity of 1,200 gigabits per second (Gbps), or double that of other networks.

“Last year, we completed our P3-Billion peso Digital Fiber Optic Network expansion when we laid down an additional 2,000 kilometers of Fiber Optic Cables (FOC’s) in key cities around the country,” he said.

“Now we are able to equip our subsidiaries with the capacity and the robustness of a world-class network. Locators in Subic and Clark as well as residential customers can now enjoy the innovations that the PLDT Group offers,” he added.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 16, 2010